Exhibit 99.2

Quarterhill Inc.

2017 Second Quarter

Unaudited Condensed Consolidated

Interim Financial Statements

FINANCIAL STATEMENTS

Condensed Consolidated Interim Statements of Operations

(In thousands of United States dollars, except share and per share amounts)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Revenues
License	$12,842	$15,961	$20,420	$46,121
Systems	3,067	-	3,067	-
Services	714	-	714	-
Recurring	1,988	-	1,988	-
	18,611	15,961	26,189	46,121
Cost of revenues (excluding depreciation and amortization)
License	6,448	6,293	13,842	14,263
Systems	1,898	-	1,898	-
Services	321	-	321	-
Recurring	854	-	854	-
	9,521	6,293	16,915	14,263
	9,090	9,668	9,274	31,858
Operating expenses
Selling, general and administrative expenses	4,214	2,646	6,616	5,186
Research and development expenses	668	-	668	-
Depreciation of property, plant and equipment (Note 8)	170	106	261	213
Amortization of intangibles (Note 9)	6,028	9,850	11,331	19,872
Special charges	1,294	-	1,294	-
	12,374	12,602	20,170	25,271
Results from operations	(3,284)	(2,934)	(10,896)	6,587

Finance income	(234)	(120)	(452)	(238)
Finance expense	14	-	14	-
Foreign exchange (gain) loss	(426)	(114)	(711)	(277)
Other expense (income)	(69)	-	(69)	-
Income (loss) before taxes	(2,569)	(2,700)	(9,678)	7,102

Current income tax expense (Note 17)	831	837	1,574	3,860
Deferred income tax expense (recovery) (Note 17)	(7,009)	(385)	(7,632)	1,474
Income tax expense (recovery)	(6,178)	452	(6,058)	5,334

Net income (loss)	$3,609	$(3,152)	$(3,620)	$1,768

Net income (loss) per share (Note 15)
Basic	$0.03	$(0.03)	$(0.03)	$0.01
Diluted	$0.03	$(0.03)	$(0.03)	$0.01

Weighted average number of common shares (Note 15)
Basic	118,587,106	119,255,090	118,579,684	119,768,540
Diluted	118,587,106	119,255,090	118,579,684	119,768,540

See accompanying notes to these condensed consolidated interim financial statements

1

FINANCIAL STATEMENTS

Condensed Consolidated Interim Statements of Comprehensive Income

(In thousands of United States dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Net income (loss)	$3,609	$(3,152)	$(3,620)	$1,768
Other comprehensive income (loss):
Foreign currency translation adjustment	533	-	533	-
Comprehensive income	$4,142	$(3,152)	$(3,087)	$1,768

See accompanying notes to these condensed consolidated interim financial statements

2

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Balance Sheets

(In thousands of United States dollars)

As at	June 30, 2017	December 31, 2016
Current assets	(Unaudited)
Cash and cash equivalents	$44,315	$106,553
Short-term investments	1,194	1,154
Restricted short-term investments	3,500	-
Accounts receivable (net of allowance for doubtful accounts)	13,001	20,357
Other current assets	45	-
Unbilled revenue	4,011	-
Income taxes receivable	171	-
Inventories (net of obsolescence) (Note 5)	5,391	-
Loan receivable (Note 7)	1,918	1,766
Prepaid expenses and deposits	4,013	1,293
	77,559	131,123
Non-current assets
Property, plant and equipment (Note 8)	4,153	1,240
Intangible assets (Note 9)	152,126	123,351
Investment in joint venture (Note 6)	3,179	-
Deferred income tax assets (Note 17)	22,591	14,646
Goodwill (Note 10)	41,123	12,623
	223,172	151,860
TOTAL ASSETS	$300,731	$282,983

Liabilities
Current liabilities
Bank indebtedness (Note 13)	$3,827	$-
Accounts payable and accrued liabilities (Note 12)	13,297	15,645
Income taxes payable (Note 17)	646	-
Current portion of patent finance obligation (Note 11)	5,362	10,372
Current portion of deferred revenue	6,722	-
Current portion of long-term debt (Note 14)	99
	29,953	26,017
Non-current liabilities
Contingent considerations (Note 3)	6,450	-
Patent finance obligation (Note 11)	15,195	12,775
Success fee obligation	-	47
Deferred revenue	475	-
Long-term debt (Note 14)	383	-
Deferred income tax liabilities	9,124	-
	31,627	12,822
TOTAL LIABILITIES	61,580	38,839

Shareholders’ equity
Capital stock (Note 15)	418,838	419,485
Additional paid-in capital	22,005	21,036
Accumulated other comprehensive income	16,758	16,225
Deficit	(218,450)	(212,602)
	239,151	244,144
TOTAL LIABILITIES AND SHAREHOLDER'S' EQUITY	$300,731	$282,983

See accompanying notes to these condensed consolidated interim financial statements

3

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Cash Flow

(In thousands of United States dollars)

(Unaudited)

	Six months ended
	June 30, 2017	June 30, 2016
Cash generated from (used in):
Operations
Net income (loss)	$(3,620)	$1,768
Non-cash items
Stock-based compensation	179	154
Depreciation and amortization	11,592	20,086
Foreign exchange (gain) loss	(146)	(390)
Equity in earnings from joint venture	(69)	-
Gain (Loss) on disposal of assets	-	13
Deferred income tax expense (recovery)	(7,632)	1,474
Accrued investment income	(150)	(128)
Embedded Derivatives	10	-
Changes in non-cash working capital balances
Accounts receivable	18,818	824
Unbilled revenue	862	-
Inventories	686	-
Prepaid expenses and deposits	(436)	140
Deferred Revenue	591	-
Payments associated with success fee obligation	(492)	(1,732)
Accounts payable and accrued liabilities	(9,236)	853
Income taxes payable	525	-
Cash generated from operations	11,482	23,062
Financing
Dividends paid	(2,228)	(2,242)
Bank indebtedness	1,523	-
Long Term debt	(24)	-
Common shares repurchased under normal course issuer bid	(552)	(3,123)
Common shares issued for cash on the exercise of options	-	11
Common shares issued for cash from Employee Share Purchase Plan	33	35
Cash used in financing	(1,248)	(5,319)
Investing
Acquisition of Viziya, net of cash acquired (note 3)	(18,521)	-
Acquisition of IRD, net of cash acquired (note 3)	(47,782)	-
Purchase of short-term investment	(3,500)	-
Purchase of property and equipment	(114)	(39)
Repayment of patent finance obligations	(2,778)	(2,777)
Purchase of intangibles	(4)	(6,150)
Cash used in investing	(72,699)	(8,966)
Foreign exchange loss (gain) on cash held in foreign currency	227	310
Net increase (decrease) in cash and cash equivalents	(62,238)	9,087
Cash and cash equivalents, beginning of period	106,553	93,431
Cash and cash equivalents, end of period	$44,315	$102,518

See accompanying notes to these condensed consolidated interim financial statements

4

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(In thousands of United States dollars)

(Unaudited)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

Comprehensive earnings:
Net income	-	-	-	1,768	1,768
Other Comprehensive Income	-	-	-	-	-
Shares and options issued:
Stock-based compensation expense	-	154	-	-	154
Conversion of deferred stock units to common shares	116	-	-	-	116
Exercise of stock options	17	(6)	-	-	11
Sale of shares under Employee Share Purchase Plan	35	-	-	-	35
Shares repurchased under normal course issuer bid	(6,274)	3,151	-	-	(3,123)
Dividends declared	-	-	-	(2,245)	(2,245)
Balance - June 30, 2016	$421,675	$19,848	$16,225	$(219,654)	$238,094

Balance - December 31, 2016	$419,485	$21,036	$16,225	$(212,602)	$244,144

Comprehensive earnings:
Net loss	-	-	-	(3,620)	(3,620)
Other Comprehensive Income	-	-	533	-	533
Shares and options issued:
Stock-based compensation expense	-	179	-	-	179
Shares issued upon acquisition (Note 15 (c))	662	-	-	-	662
Sale of shares under Employee Share Purchase Plan (Note 15 (c))	33	-	-	-	33
Shares repurchased under normal course issuer bid (Note 15 (c))	(1,342)	790	-	-	(552)
Dividends declared (Note 15 (c))	-	-	-	(2,228)	(2,228)
Balance - June 30, 2017	$418,838	$22,005	$16,758	$(218,450)	$239,151

See accompanying notes to these condensed consolidated interim financial statements

5

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.  NATURE OF BUSINESS

Quarterhill Inc. (“Quarterhill” or the “Company”), formerly “Wi-LAN Inc.”, is a Canadian company with its shares listed under the symbol “QTRH” on each of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market.   On May 4, 2017, the Company acquired VIZIYA Corp. and its related entities (collectively, “VIZIYA”).  On June 1, 2017, the Company acquired International Road Dynamics Inc. (“IRD”). Immediately following the acquisition of IRD on June 1, 2017, the Company (then named “Wi-LAN Inc.”) amalgamated with seven of its subsidiaries under the Canada Business Corporations Act, with the resulting amalgamated corporation named “Quarterhill Inc.” Immediately following this amalgamation, the Company transferred all of its assets and liabilities relating to its former intellectual property licensing business to a wholly-owned subsidiary whose name was then changed to “Wi-LAN Inc.” Quarterhill owns a 100% interest in Wi-LAN Inc. ("WiLAN").

Through these acquisitions, the Company has changed its business model from being solely an intellectual property licensing company, which developed, acquired, licensed patented technologies, to a company owning and acquiring a portfolio of established businesses operating in the “Technology”, “Mobility”, and “Factory” vertical segments of the “Industrial Internet of Things” market. Refer to Note 3 to these unaudited condensed consolidated interim financial statements for a detailed description of Quarterhill’s recent business combinations.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited condensed consolidated interim financial statements (“interim statements”) are presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods.   As the interim statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 and the accompanying notes.  These interim statements include certain relevant significant accounting policies and note disclosures adopted as a result of the business acquisitions completed within this quarter.

The interim statements were prepared on a going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value on a recurring basis, as explained in the accounting policies below. Historical cost is measured as the fair value of the consideration provided in exchange for goods and services on the date of the transaction. All financial information is presented in thousands of U.S. dollars, except as otherwise indicated.

Basis of Consolidation

The interim statements include the accounts of Quarterhill and its wholly-owned subsidiaries.  Quarterhill also holds, through one of its subsidiaries, a 50% joint venture ownership interest in Xuzhou-PAT Control Technologies Limited (“XPCT”) which is accounted for using the equity method.   These interim statements include only the Company’s net investment and equity in earnings of the joint venture.  All inter-company transactions and balances have been eliminated in the interim statements.

6

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The significant accounting policies are summarized below:

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the years. Actual results could differ from those estimates. The significant accounting policies contained herein include estimates and assumptions with respect to the determination of fair values of tangible and intangible assets acquired in business combinations, best estimate of stage of completion of contracted projects, value of separable elements in contracts with multiple deliverables, recoverability of financial assets and equity investments, selling price, determination of discount rates, income tax and the recoverability of deferred tax assets, determination of indicators of impairment and related impairment assessments, initial estimate of risk of concessions, timing of payments related to patent finance obligations, and the assumptions used in determining the fair value of stock options granted.

Business Combinations

The Company applies the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”, in the accounting for its acquisitions. This requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities at their fair values, including contingent consideration where applicable, these estimates are inherently uncertain and subject to refinement, particularly since these assumptions and estimates are based in part on historical experience and information obtained from the management of the acquired companies. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill in the period identified.

Furthermore, when valuing certain intangible assets that the Company has acquired, critical estimates may be made relating to, but not limited to: (i) future expected cash flows from customer relationships, software license sales, support agreements, consulting agreements and other customer contracts, (ii) the acquired entity’s brand and competitive position, as well as assumptions about the period of time that the acquired brand will continue to be used in the combined Company’s product portfolio, and (iii) discount rates. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded to the Company’s consolidated statements of operations, on a cumulative basis, in the period in which the adjustment is determined.

For a given acquisition, the Company identifies certain pre-acquisition contingencies as of the acquisition date and may extend its review and evaluation of these pre-acquisition contingencies throughout the measurement period to obtain sufficient information to assess whether the Company includes these contingencies as a part of the purchase price allocation and, if so, to determine the estimated amounts. If the Company determines that a pre-acquisition contingency (non-income tax related) is probable in nature and estimable as of the acquisition date, then it will record its best estimate for such a contingency

7

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

as a part of the preliminary purchase price allocation. The Company continues to gather information and evaluates any pre-acquisition contingencies throughout the measurement period and makes adjustments as necessary either directly through the purchase price allocation or in its results of operations.

Uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. The Company reviews these items during the measurement period as the Company continues to actively seek and collect information relating to facts and circumstances that existed at the acquisition date. Changes to these uncertain tax positions and tax related valuation allowances made subsequent to the measurement period, or if they relate to facts and circumstances that did not exist at the acquisition date, are recorded in the Company’s provision for income taxes in the consolidated statements of operations.

Fair Value Measurement of financial Instruments

The Company uses various valuation techniques and assumptions when measuring fair value of its financial assets and financial liabilities. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The accounting standard establishes a hierarchy that prioritizes fair value measurements based on the types of input used for the various valuation techniques (market approach, income approach and cost approach). The levels of the hierarchy are described below:

Level 1 Inputs — Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets.

Level 2 Inputs — Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates.

Level 3 Inputs — Level 3 includes financial instruments for which fair value is derived from valuation techniques including pricing models and discounted cash flow models in which one or more significant inputs are unobservable, including the Company’s own assumptions. The pricing models incorporate transaction details such as contractual terms, maturity and, in certain instances, timing and amount of future cash flows, as well as assumptions related to liquidity and credit valuation adjustments of marketplace participants.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Patent finance obligations: The fair values are estimated based on the quoted market prices for those or similar instruments or on the current rates offered to the Company for debt of similar terms.

Loan receivable: The fair value is estimated based on currently available market interest rates for instruments with similar terms.

8

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Derivative financial instruments: The fair value of embedded derivatives is measured using a market approach, based on the difference between the quoted forward exchange rate as of the contract date and quoted forward exchange rate as of the reporting date. The fair value of forward exchange contracts is determined using the quoted forward exchange rates at the reporting date.

Contingent considerations: Contingent consideration is carried at fair value which is calculated using a Monte Carlo simulation model.

Long-term debt: The fair value is estimated based on the quoted market prices for those or similar instruments or on the current rates offered to the Company for debt of similar terms.

The carrying amount of the Company’s other financial assets and liabilities, including cash, accounts receivable, unbilled revenue and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these items. The fair value of the bank indebtedness and long-term debt approximate the carrying amount since these debt instruments all have floating interest rates.

Derivatives

The Company uses derivative financial instruments to reduce exposure to fluctuation in foreign currency exchange rates. The Company may enter into foreign exchange contracts to hedge anticipated cash flows denominated in a foreign currency.

The Company has elected not to apply hedge accounting to derivative contracts; as such, these derivative financial instruments are recorded at fair market value on a reoccurring basis, with subsequent changes in fair value recorded in other income (expense) during the period of change.

Derivatives are carried at fair value and are reported as assets when they have a positive fair value and as liabilities when they have a negative fair value. Derivatives may also be embedded in other financial instruments. Derivatives embedded in other financial instruments are valued as separate derivatives if they meet the bifurcation criteria of an embedded derivative. Such criteria include that the entire instrument is not marked to market through earnings, the economic characteristics and risks of the embedded contract terms are not clearly and closely related to those of the host contract and the embedded contract terms would meet the definition of a derivative on a stand-alone basis.

Foreign Currency

Foreign Currency Transactions

Monetary assets and liabilities denominated in foreign currencies are translated into the applicable functional currency of the entity at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated at the average rate for the period. The gains and losses from foreign currency denominated transactions are included in foreign exchange gain/loss in the consolidated statement of operations.

Foreign Currency Translation

The interim statements are presented in U.S. dollars. The functional currency of each subsidiary is the currency of the primary economic environment in which the subsidiary operates.  For each subsidiary, assets and liabilities denominated in this functional currency are translated into U.S.

9

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

dollars at the exchange rates in effect at the balance sheet dates and revenues and expenses are translated at the average exchange rates prevailing during the month of the respective transactions. The effect of foreign currency translation adjustments not affecting net income are included in Shareholders’ equity under the “Cumulative translation adjustment” account as a component of “Accumulated other comprehensive income”.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid investments with original terms to maturity at the date of acquisition of less than three months.

Short-Term Investments

Short-term investments are designated as “held to maturity” and accounted for at amortized cost using the effective interest rate method. Short-term investments comprise guaranteed investment certificates with original maturities of one-year or less at the date of investment and their carrying value approximates their fair value.

Restricted Short-Term Investments

Restricted short-term investments are amounts held specifically as collateral for bank guarantees that the Company has entered into for security against potential procedural costs pursuant to a court order regarding patent infringement whereby the Company is the plaintiff. The bank guarantees total 2,940,000 Euros and are valid until March 28, 2018. They shall automatically be extended by periods of one year unless either party informs the other party at least sixty days before the current expiry date that they elect not to extend the bank guarantee. The restricted short-term investment acts as collateral should this renewal not take place and/or the requirement for the security and hence, the restricted short-term investments, is no longer required by the court.

Accounts Receivable, Net

The accounts receivable balance reflects invoices and is presented net of an allowance for doubtful accounts. The allowance for doubtful accounts represents the Company’s best estimate of probable losses that may result from the inability of its customers to make required payments. Reserves are established and maintained against estimated losses based upon historical loss experience, past due accounts, and specific account analysis. The Company regularly reviews the level of allowances for doubtful accounts and adjusts the level of allowances as needed. Consideration is given to accounts past due as well as other risks in the current portion of the accounts.

Unbilled Revenue

Unbilled accounts receivable in the accompanying condensed consolidated interim balance sheets represent unbilled amounts earned and reimbursable under services sales arrangements, including approximate costs and estimated earnings in excess of billings on uncompleted contracts accounted for under ASC Topic 605-35, Construction-Type and Production-Type Contracts. At any given period-end, a large portion of the balance in this account represents the accumulation of labor, materials and other costs that have not been billed due to timing, whereby the accumulation of each month’s costs and earnings are not administratively billed until the subsequent month. Also included in this account are amounts that will become billable according to contract terms, which usually require the consideration of the passage of time, achievement of milestones or completion of the project.

10

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is determined on the weighted average basis. Cost includes the cost of acquired material plus, in the case of manufactured inventories, direct labor applied to the product and the applicable share of manufacturing overhead, including rent expense and depreciation based on normal operating capacity.

Property Plant and Equipment

Property plant and equipment is carried at cost less accumulated depreciation and impairment. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Leasehold improvements	term of the lease
Computer equipment and software	3 years
Furniture and fixtures	5 years
Machinery and equipment	35 years
Building	20 years

Intangibles

Intangibles consist of patents, technology, customer relationships and brand associated with various acquisitions.

Patents include patents and patent rights (hereinafter, collectively “patents”) and are carried at cost less accumulated amortization and impairments.

Acquired technology is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of software products acquired on acquisitions.

Brand is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of the asset.

Customer relationships represent acquired customer relationships with customers of the acquired companies and are either based upon contractual or legal rights or are considered separable; that is, capable of being separated from the acquired entity and being sold, transferred, licensed, rented or exchanged. These customer relationships are initially recorded at their fair value based on the present value of expected future cash flows.

Amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Patents	up to 20 years
Technology	5 years
Customer relationship and backlog	7 years
Brand	7 years

The Company continually evaluates the remaining estimated useful life of its intangible assets being amortized to determine whether events and circumstances warrant a revision to the remaining period of amortization.

11

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Impairment of Long-Lived Assets

The Company reviews long-lived assets (“LLA”) such as property and equipment and intangible asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company’s share price, a significant decline in revenues or adverse changes in the economic environment.

When indicators of impairment exist, LLA impairment is tested using a two step process. The Company performs a cash flow recoverability test as the first step, which involves comparing the estimated undiscounted future cash flows for the asset group to the carrying amount of the asset group. If the net cash flows of the asset group exceed its carrying amount, the asset group is not considered to be impaired. If the carrying amount of the asset group exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group. Fair value is determined using valuation techniques that are in accordance with U.S. GAAP, including the market approach, income approach and cost approach. If the carrying amount of the asset group exceeds its fair value, then the excess represents the maximum amount of potential impairment that will be allocated to the asset group, with the limitation that the carrying value of each asset cannot be reduced to a value lower than that of its fair value. The total impairment amount allocated is recognized as a non-cash impairment loss.

Investment in Joint Venture

The equity method is used to account for investments in joint ventures and certain other non-controlled entities when the Company has the ability to exercise significant influence over operating and financial policies of the investee, even though the investor holds 50% (joint control) or less of the voting common shares.  Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company’s share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of the Company’s investment in, advances to, and commitments to the investee.

Goodwill

Goodwill is recorded as at the date of the business combination and represents the excess of the purchase price of acquired businesses over the fair value assigned to identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment at year end or more frequently if events or changes in circumstances indicate the reporting unit might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying value of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired and the second step is unnecessary. The Company has three reporting units.

In the event the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit’s goodwill is compared with its carrying value to measure the

12

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

amount of any impairment loss. When the carrying value of goodwill in the reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Deferred Revenue

Deferred revenue in the accompanying condensed consolidated interim balance sheets is comprised of cash collected from customers and billings to customers on contracts in advance of work performed, advance payments negotiated as a contract condition, estimated losses on uncompleted contracts, project-related legal liabilities and other project-related reserves, including billings in excess of costs and estimated earnings on uncompleted contracts accounted for under ASC Topic 605-35 and ASC Topic 985-605. The unearned amounts are expected to be earned within the next twelve months.

The Company records provisions for estimated losses on uncompleted contracts in the period in which such losses become known. The cumulative effects of revisions to contract revenues and estimated completion costs are recorded in the accounting period in which the amounts become evident and can be reasonably estimated. These revisions can include such items as the effects of change orders and claims, warranty claims, liquidated damages or other contractual penalties and adjustments for contract closeout settlements.

Patent Finance Obligations

Patent finance obligations have maturities beyond one year. Patent finance obligations, at inception, are recorded at their fair value using an estimated risk-adjusted discount rate and the carrying value is at amortized cost using the effective interest rate method.

Revenue Recognition

The Company recognizes revenue as earned when the following four criteria have been met: (i) when persuasive evidence of an arrangement exists, (ii) the product or license has been delivered to a customer and title has been transferred or the services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s significant types of revenue arrangements.

i) Software and Related Service

Revenue from perpetual licenses is recognized either upon delivery or over the estimated customer life, depending on whether the Company has obtained Vendor Specific Objective Evidence (“VSOE”) of fair value for the associated undelivered products bundled with the perpetual license. All of the deliverables under these licenses are accounted for in accordance with ASC Topic 985-605, “Software Revenue Recognition”.

When the VSOE of fair value has not been established for both delivered and undelivered elements, the Company uses the residual method to recognize revenue if VSOE of fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided. Software revenue is recognized as license revenues on the statement of operations.

Revenue from renewals of support and maintenance contracts is recognized ratably over the contract term. Renewal and support revenue is recognized as recurring revenues on the statement of operations.

13

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

ii) Royalties

Revenue from royalties is recorded when the four major criteria of revenue recognition noted above are met.

Revenues from running royalty arrangements can be based on either a percentage of sales or number of units sold for which the Company earns revenues at the time the licensees’ sales occur. The licensees are obligated to provide the Company with quarterly or semi-annual royalty reports and these reports are typically received subsequent to the period in which the licensees underlying sales occurred. The Company’s licensees do not, however, report and pay royalties owed for sales in any given reporting period until after the conclusion of that reporting period. As the Company is unable to estimate the licensees’ sales in any given reporting period to determine the royalties due to it, the Company recognizes running royalty revenues based on royalties reported by the licensees during the quarter and when other revenue recognition criteria are met. The Company monitors the receipt of royalty reports to ensure that there is not a disproportionate number of months of revenue in any given fiscal year.

Revenues from fixed fee royalty arrangements may consist of one or more installments of cash. The timing and amount of revenue recognized from each licensee depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Where agreements include multiple elements, the Company assesses if the deliverables have standalone value upon delivery, and if so, accounts for each deliverable separately. When multiple-deliverables included in an arrangement are separated into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. The Company determines the relative selling price for a deliverable based on its best estimate of selling price (“BESP”). The Company determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of transactions, the customer demographic, the geographic area covered by licenses, price lists, licensing strategy, historical standalone licenses and contracted royalty rates. The determination of BESP is made through consultation with and approval by management, taking into consideration the licensing strategy.

As part of the partnering agreements with third parties, the Company is able to recover certain out-of-pocket expenses and legal costs. These amounts are included in revenue in the years which the aforementioned revenue criteria are met and the amounts become reimbursable.

Revenue arrangements with extended payment terms, where fees are fixed in one or more installments of cash and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes assured.

iii) Contracted Projects

The majority of sales of integrated systems are delivered as contracted projects. The Company recognizes contract revenue in accordance with ASC Topic 605-35, “Construction-Type and Production-Type Contracts”. The Company’s contract types include fixed price and time and materials contracts. Contract revenue includes the initial amount agreed in the contract plus any amendments in contract work to the extent that it is probable they will result in revenue and can be reliably measured.

For fixed price contracts, when circumstances exist allowing the Company to make reasonably dependable estimates of contract revenues, contract costs and the progress of the contract to completion,

14

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

the Company accounts for revenue under such long-term contracts using the percentage-of-completion (“POC”) method of accounting. Under the POC method, progress towards completion of the contract is measured based upon input measures. The Company measures progress towards completion based upon the cost incurred compared to the total estimated cost to complete. The Company will review the total estimated remaining costs to completion for each of these contracts and apply the impact of any changes on the POC prospectively. If, at any time, the Company anticipates the estimated remaining costs to completion will exceed the value of the contract, the resulting loss will be recognized immediately.

For time and materials contracts, labor and material rates are established within the contract. Revenues from time and materials contracts are recognized progressively on the basis of costs incurred during the period plus the estimated margin earned.

Contract costs include expenses that relate directly to fulfilling the requirements of a specific contract including materials costs, subcontractor costs, equipment rentals, engineering and project management labor, design and technical support labor, warranty costs, insurance and bond premiums. Contract costs are recognized in the period in which they are incurred unless they result in an asset related to future contract activity.

Unbilled revenue represents the excess of contract costs incurred and estimated gross profits recognized over billings to date. If progress billings received exceed costs incurred plus recognized gross profits, then the difference is presented as deferred revenue in the condensed consolidated interim statement of financial position. Project revenue is recognized as system revenues in the condensed consolidated interim statement of operations.

iv) Product Sales

The Company recognizes product sales in accordance with ASC Topic 605-15, “Products”.  Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable. Revenue for products is recognized when the four revenue recognition criteria noted above are met.

The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale. For sales of products, transfer usually occurs when the product is received at the customer’s warehouse. For some international shipments, when the buyer has no right of return, transfer occurs upon loading the goods onto the relevant carrier at the port of the seller. Product revenue is recognized as system revenues on the statement of operations.

v) Services Revenue

The Company recognizes service revenue in accordance with ASC Topic 605-20, “Services”.  The scope of services is set forth in the contractual arrangements.  These service contracts can be time and materials based contracts that range from one year to five years in length. Revenues from these services are recognized at the time such services are performed. The Company also enters into contracts that are primarily fixed fee arrangement. In such cases, the proportional performance method is applied to recognize revenues.

15

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Multiple-Element Arrangements

The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve: (i) software with maintenance services, and (ii) projects with maintenance service and extended warranties.

For the Company’s arrangements involving multiple deliverables, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using VSOE. In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish the selling price of each element based on acceptable third-party evidence of selling price (“TPE”); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses BESP in its allocation of arrangement consideration, where permitted. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.

If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration, less the aggregate fair value of any undelivered elements.

If VSOE of any undelivered software element does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.

The Company determines BESP for a product or service by considering multiple factors including, but not limited to, historical pricing practices for similar offerings, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with, and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy. The Company regularly reviews VSOE, TPE and BESP.

Research and Development (“R&D”)

Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise are expensed as incurred.

Warranties

The Company records the estimated costs of product warranties at the time revenue is recognized. Warranty obligation arises from the Company having to replace goods and/or services that have failed to meet required customer specifications due to breakdown or error related to product or workmanship. The Company’s warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair costs. If the Company experiences increased or decreased warranty activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be recognized in the reporting period when such revisions are made.

16

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Advertising Costs

The Company expenses all advertising costs as incurred. These costs are included in selling, general and administrative costs.

Financing Costs

Financing costs are comprised of borrowing cost to the extent applicable, foreign currency gains and losses on the translation of foreign-denominated borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets and financial liabilities at fair value through profit or loss, gains and losses on hedging instruments recognized through profit and loss, if any.

Leases

Operating lease payments are recognized as selling, general and administrative expenses on a straight‑line basis over the lease term.

If lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight‑line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Computation of Earnings (Loss) Per Share

Basic earnings/loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings/loss per share are computed using the treasury stock method.

Business Segment Information

ASC Topic 280, “Segment Reporting” (Topic 280), establishes standards for reporting, by public business enterprises, information about operating segments, products and services, geographic areas, and major customers. The method of determining what information, under Topic 280, to report is based on the way that an entity organizes operating segments for making operational decisions and how the entity’s management and chief operating decision maker assess an entity’s financial performance.

Income Taxes, Deferred Taxes and Investment Tax Credits

The Company uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities and measured using the enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods prior to the expiration of the associated tax attributes.

The Company is also engaged in scientific research and experimental development giving rise to investment tax credits that may be available to reduce future taxes payable in certain jurisdictions. In calculating income taxes and investment tax credits, consideration is given to factors such as current and future tax rates in the different jurisdictions, non-deductible expenses, qualifying expenditures and changes in tax law. In addition, management makes judgments on the ability of the Company to realize deferred taxes and investment tax credits reported as assets based on their estimations of amounts and timing of future taxable income and future cash flows in the related jurisdiction.

17

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Future Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued ASU 2014-9, “Revenue from Contracts with Customers” and in August 2015 issued an update which defers the effective date of this new standard to fiscal years beginning after December 15, 2017, with early adoption permitted. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company anticipates this standard will have a material impact on its consolidated financial statements.

While the Company is continuing to assess all potential impacts of the standard, it currently believes the most significant impact relates to the Company’s accounting for fixed fee arrangement license agreements, generally accounted for in its Technology segment, that contain periodic payments that may be over a period shorter than or equal to the intellectual property license term. The Company expects to recognize license revenue at the time of signing a license agreement rather than over the period of periodic payments. Due to the complexity of certain of these license agreements, the actual revenue recognition treatment required under the standard will be dependent on contract-specific terms, and may vary in some instances from recognition at the time of billing. The Company is also further evaluating the income tax impact of these changes in revenue recognition.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The Company currently anticipates adopting the standard using the full retrospective method to restate each prior reporting period presented.

Financial Instruments

In January 2016, the FASB issued ASU 2016-01 “Financial Instruments - Overall (Topic 825): Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01). This update requires that all equity investments be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This update also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. Additionally, this update eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and eliminates the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. The guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted for certain requirements. The Company is currently assessing the impact of this new standard.

18

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Leases

In February 2016, the FASB issued ASU 2016-2, “Leases”. The amendments in this update would require companies and other organizations to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee would recognize a straight-line total lease expense. The guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of this new standard.

Credit Losses on Financial Instruments

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), which requires measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company in the first quarter of its fiscal year ending June 30, 2021, with earlier adoption permitted beginning in the first quarter of its fiscal year ending June 30, 2020. The Company is currently assessing the impact of this new standard.

Statement of Cash Flows

In August 2016, FASB issued Accounting Standard Update 2016-15, “Statement of Cash Flows (Topic 230)”, a consensus of the FASB’s Emerging Issues Task Force. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. For public business entities, the standard is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The guidance requires application using a retrospective transition method. The Company is currently assessing the impact of this new standard.

Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04 “Intangibles-Goodwill and Other-Simplifying the Test for Goodwill Impairment” to simplify how an entity is required to test for goodwill impairment. As a result, an entity will perform its goodwill impairment test by comparing the carrying value of a reporting unit against the fair value and will record an impairment for the amount that the carrying value of a reporting unit exceeds the fair value. The ASU is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted on January 1, 2017. The Company is currently assessing the impact of this new standard.

Business Combinations

In January 2017, the FASB issued a new accounting standard update on the topic of business combinations. The amendments in this update clarify the definition of a business with the object of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. The Company is currently assessing the impact of this new standard.

19

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

3.  BUSINESS COMBINATIONS

The Company’s acquisitions have been accounted for using the purchase method of accounting and the acquired companies’ results have been included in the accompanying interim statements from the dates of the acquisitions.

Acquisition of VIZIYA

On May 4, 2017, the Company acquired 100% of the outstanding shares of VIZIYA and its related entities, a privately-held software and services provider to multi-national companies. VIZIYA develops enterprise asset management software solutions to enhance enterprise resource planning-based asset maintenance systems. The Company incurred transaction costs of $596 in connection with this acquisition which is recorded in Special charges.

The purchase price was $25,633, net of cash acquired which included contingent consideration of $6,450. The contingent consideration relates to share and cash payments which will be made if certain earning targets are met by 2019. The fair value estimate for contingent considerations was determined using a Monte Carlo simulation based on the contractual terms of the instruments and risk-neutral valuation framework. 10,000 Monte Carlo simulations were used for the analysis and the fair value of the payout is the average of these simulation outcomes.

In connection with this acquisition, the Company issued 405,268 common shares with an aggregate value of $662 as of the closing date as partial consideration.  The remainder of the purchase price was funded with the Company’s cash reserves.

20

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The following table summarizes the preliminary fair value allocations of assets acquired and liabilities assumed as a part of this acquisition:

Fair Value
Cash	$56
Property, plant and equipment	305
Prepaid expenses	234
Trade and other receivables	2,721
Intangible assets
Developed software	10,000
Customer Relationships	5,800
Brand	1,400
Goodwill	12,680
Accounts Payable	(286)
Accrued Liabilities and other	(555)
Income taxes payable	(216)
Deferred revenue	(1,573)
HST/ GST Payable	(18)
Long-term debt	(63)
Deferred Tax Liabilities	(4,796)
Net assets acquired	$25,689

Cash paid on closing	$17,675
Shares Issued	662
Fair value of contingent share considerations	2,650
Fair value of contingent cash considerations	3,800
Shareholder loan repaid	902
Total considerations transferred	$25,689

The intangible assets resulting from this transaction are $10,000 of technology, $5,800 of customer relationships, and $1,400 of brand, of which technology is amortized over 5 years and customer relationships and brand are amortized over a 7 year period.

Expected future amortization is as follows:

	Customer and
	Brand	Technology	Total
Balance of 2017	$547	$1,000	$1,547
2018	1,095	2,000	3,095
2019	1,095	2,000	3,095
2020	1,095	2,000	3,095
2021	1,095	2,000	3,095
2020	1,095	667	1,762
Thereafter	1,042		1,042
	$7,062	$9,667	$16,729

Goodwill of $12,680 was recognized as a result of this acquisition, which is not deductible for tax purposes. The goodwill is due to expected synergies from combining the businesses.

21

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The total revenue from this acquisition since the date of this acquisition has been $1,915 and total net loss has been $116 post-acquisition.

If this acquisition had been completed as of January 1, 2017, the Company’s incremental pro forma revenue for the three and six months ended June 30, 2017 would have been $2,410 and $5,730 respectively (June 30, 2016 – $2,589 and $5,442) and incremental pro forma net loss for the three and six months ended June 30, 2017 would have been $1,101 and $561 respectively (June 30, 2016 – net loss of $228 and net income of $130).

Acquisition of IRD

On June 1, 2017, the Company acquired 100% of the outstanding shares of IRD, a publicly-held provider of highway traffic management services, operating internationally in the Intelligent Transportation Systems (“ITS”) industry. IRD specializes in advanced traffic control, weight enforcement, bridge protection, and toll management technologies. The Company incurred transaction costs of $698 in connection with this acquisition which is recorded in Special charges.

The purchase price was $47,782 net of cash acquired, and was funded with the Company’s cash reserves.

22

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The following table summarizes the preliminary fair value allocations of assets acquired and liabilities assumed as a part of this acquisition:

Fair Value
Cash	$2,078
Accounts receivable and other receivables	8,447
Embedded derivatives	52
Work in progress - unbilled revenue	4,711
Income taxes receivables	288
Inventory	5,883
Prepaid and other assets	1,977
Investment tax credits	670
Deferred tax asset	1,361
Property, Plant and equipment	2,672
Intangible assets
Customer relationships	8,100
Technology	7,400
Brand	5,900
Backlog	1,300
Goodwill	15,820
Investment - XPCT	3,036
Bank indebtedness	(2,182)
Current portion of Long term debt	(95)
Long term debt	(333)
Accounts payable and accrued liabilities	(6,277)
Deferred Revenue - Short term	(4,337)
Deferred Revenue - Long term	(465)
Income taxes	(29)
Deferred tax liability	(6,117)
Net assets acquired	$49,860

Cash paid on closing	$47,209
Cash out considerations	2,651
Total considerations transferred	$49,860

The intangible assets resulting from this transaction are $9,400 of customer relationships and backlog, $5,900 of brand, and $7,400 of technology. Customer relationships, brand and backlog are amortized over a period of 7 years and technology over 5 years.

23

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Expected future amortization related to this business acquisition is as follows:

	Customer, brand and
	Backlog	Technology	Total
Balance of 2017	$1,163	$740	$1,903
2018	2,326	1,480	3,806
2019	2,326	1,480	3,806
2020	2,326	1,480	3,806
2021	2,326	1,480	3,806
2020	2,326	619	2,945
Thereafter	2,394		2,394
	$15,185	$7,279	$22,464

Goodwill of $15,820 was recognized as a result of this acquisition, which is not deductible for tax purposes. The goodwill is due to expected synergies from combining the businesses.

The total revenue from this acquisition has been $4,648 and total net income has been $65 post-acquisition.

If this acquisition had been completed as of January 1, 2017, the Company’s incremental pro forma revenue for the three and six months ended June 30, 2017 would have been $9,417 and $21,002 respectively (June 30, 2016 –$11,555 and $23,555) and incremental pro forma net loss for the three and six months ended June 30, 2017 would have been $108 and $263 respectively (June 30, 2016 – net income of $349 and $654).

4.  FINANCIAL INSTRUMENTS

The following table presents the fair values of financial instruments recorded at fair value across the levels of the fair value hierarchy. The table does not include assets and liabilities that are not considered financial instruments.

		As at June 30, 2017		As at December 31, 2016
	Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	1	$44,315	$44,315	$106,553	$106,553
Short-term investments	1	1,194	1,194	1,154	1,154
Restricted short-term investments	1	3,500	3,500	-	-
Loan receivable	2	1,918	1,918	1,766	1,766
Derivative financial instrument	2	45	45	-	-
Long-term debt	2	383	383	-	-
Contingent considerations	3	6,450	6,450	-	-
Patent finance obligations	3	20,557	20,557	23,147	23,147

Derivatives consists of the embedded derivative portion of the unearned revenue of U.S. dollar denominated sales contracts in its Chilean and Mexican subsidiaries and foreign exchange forward

24

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

contracts. The fair value of embedded derivatives is measured using a market approach, based on the difference between quoted forward exchange rates as of the contract date and quoted forward exchange rates as of the reporting date. The fair value of forward exchange contracts is determined using quoted forward exchange rates at the reporting date.

5.  INVENTORIES

Inventories were acquired in the current year through the acquisition of IRD on June 1, 2017 and consist of the following at June 30, 2017:

	June 30,	December 31,
As at	2017	2016
Raw materials	$161	$-
Original equipment manufacturer materials	2,755	-
Work in process	1,171	-
Finished goods	1,304	-
	$5,391	$-

For the three and six months ended June 30, 2017, the Company recorded non-cash, pretax charges of $nil relating to the write down of inventory.

6.  JOINT VENTURE

XPCT is a joint venture in China in which the Company’s subsidiary IRD holds a 50% interest. XPCT has two business divisions providing products and services to both ITS industry and construction equipment manufacturers.

IRD had sales to XPCT of $nil during the three and six months ended June 30, 2017. At June 30, 2017 accounts receivable from XPCT was $12.

As at June 30,
2017
Balance, beginning of the year	$-
Acquisition through business combination (Note 3)	3,036
Currency gain (loss) on financial statement translation	74
Company's share of earnings	69
Dividend received	-
Balance, end of period	$3,179

25

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company’s ownership interest comprises a 50% share of net assets and net earnings of XPCT as well as purchase price adjustment to allocate fair values assigned to certain assets and liabilities at the time of acquisition. Summary financial information for XPCT is as follows:

As at June 30, 2017
Cash	$2,050
Other current assets	5,356
Non-current assets	1,752
Current liabilities
Trade and other	(1,992)
Short term loans	(1,911)
Fair value adjustment to net assets upon acquisition	(2,076)
Net assets	$3,179

Revenue	$489
Cost of sales	343
Depreciation and amortization	3
Finance costs	21
Administrative expenses	44
Earnings before income taxes	78
Income taxes	9
$69

As at June 30, 2017, IRD has an outstanding loan guarantee in the amount of 15.0 million yuan (approximately $2.2 million) for 50% of a bank loan to XPCT representing IRD’s proportionate interest in this entity.

7.  LOAN RECEIVABLE

On October 19, 2012, the Company advanced a term loan facility in the amount of $1,000 to Montebello Technologies LLC. The loan bears interest at 15% per annum, compounded annually with a maturity date of October 18, 2017 at which time the outstanding principal and accrued interest is to be fully repaid. The term loan facility is collateralized by a general security agreement.

In accordance with the terms and conditions of the loan agreement, the use of the funds is solely and exclusively for the purchase and monetization of patents and for the period commencing on the Closing Date to and including the tenth anniversary of the Closing Date, the Company will be entitled to receive (a) 15% of the first $10 million in gross revenue and (b) 10% of all gross revenue over the first $10 million realized by Montebello Technologies LLC from any patents acquired utilizing the term loan facility.

To estimate the fair value, at inception, the Company considered the estimated future cash flow projections using an effective interest rate of 18%.

26

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The carrying value of the term loan facility is as follows:

	June 30,	December 31,
As at	2017	2016
15% Term loan facility	$1,000	$1,000
Unamortized discount	(14)	(36)
Accrued interest	932	802
Net carrying amount	$1,918	$1,766

8.  PROPERTY PLANT AND EQUIPMENT

	Leasehold improvements	Computer equipment and software	Furniture and Fixture	Machinery & Equipment	Land and building	Total
Cost
Balance, December 31, 2016	$1,373	$2,102	$496	$-	$-	$3,971
Acquisition through business combination (note 3)	188	357	72	1,824	536	2,977
Additions	4	92	8	10	-	114
Disposals	-	-	-	(7)	-	(7)
Foreign currency translation	2	11	3	43	4	63
Balance, June 30, 2017	$1,567	$2,562	$579	$1,870	$540	$7,118

Accumulated Depreciation
Balance, December 31, 2016	$461	$1,882	$388	$-	$-	$2,731
Depreciation	74	119	32	34	2	261
Disposals	-	-	-	(7)	-	(7)
Foreign currency translation	-	(6)	(8)	(6)	-	(20)
Balance, June 30, 2017	$535	$1,995	$412	$21	$2	$2,965

Net Book Value
Balance, December 31, 2016	$912	$220	$108	$-	$-	$1,240
Acquisition through business combination (note 3)	188	357	72	1,824	536	2,977
Additions	4	92	8	10	-	114
Depreciation	(74)	(119)	(32)	(34)	(2)	(261)
Foreign currency translation	2	17	11	49	4	83
Balance, June 30, 2017	$1,032	$567	$167	$1,849	$538	$4,153

27

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Property, plant and equipment cost and accumulated depreciation have been reduced for assets that have been retired during the six months ended June 30, 2017. No impairment was recognized during the three and six months ended June 30, 2017 (three and six months ended June 30, 2016 - $nil).

9. INTANGIBLES

	Patents	Developed software	Customer relationship, Brand and Backlog	Total
Cost
Balance, December 31, 2016	$345,603	$-	$-	$345,603
Acquisition through business combination (note 3)	-	17,400	22,500	39,900
Additions	-	4	-	4
Foreign currency translation	-	15	19	34
Balance, June 30, 2017	$345,603	$17,419	$22,519	$385,541

Accumulated Amortization
Balance, December 31, 2016	$222,252	$-	$-	$222,252
Amortization	10,436	454	253	11,143
Foreign currency translation	-	11	9	20
Balance, June 30, 2017	$232,688	$465	$262	$233,415

Net Book Value
Balance, December 31, 2016	$123,351	$-	$-	$123,351
Acquisition through business combination (note 3)	-	17,400	22,500	39,900
Additions	-	4	-	4
Amortization	(10,436)	(454)	(253)	(11,143)
Foreign currency translation	-	4	10	14
Balance, June 30, 2017	$112,915	$16,954	$22,257	$152,126

The estimated future amortization expense of intangibles as at June 30, 2017 is as follows:

	Patents	Acquired
Balance of 2017	$10,436	$3,450
2018	17,941	6,900
2019	16,354	6,900
2020	15,302	6,900
2021	14,566	6,900
	$74,599	$31,050

28

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

10. GOODWILL

The changes in the carrying amount of goodwill by reporting units are presented in the table below:

	Technology	Mobility	Factory	Total
Balance at December 31, 2016	$12,623	$-	$-	$12,623
Business acquisitions (Note 3)		15,820	12,680	28,500
Balance at June 30, 2017	$12,623	$15,820	$12,680	$41,123

Goodwill recognized during the six months ended June 30, 2017 totaled $28.5 million and related to the IRD and VIZIYA acquisitions. Goodwill acquired during the six months ended June 30, 2016 was $nil. See Note 3, Business Combinations.

In accordance with the FASB guidance related to goodwill and other intangible assets, the Company is required to assess the carrying amount of its goodwill for potential impairment annually or more frequently if events or a change in circumstances indicate that impairment may have occurred. The Company conducts its annual impairment test as at December 31 of each fiscal year. The reportable segments are also representative of the reporting units for purposes of its goodwill impairment testing.

11. PATENT FINANCE OBLIGATIONS

On June 18, 2014, the Company acquired the right to license certain patents, the consideration for which is to be fully paid on or before June 18, 2023; however; the timing of the payments is subject to the Company entering into certain future license agreements with third-parties. The Company has set up the liability based on its expected payment schedule using a discount rate of 6.0%. The discount rate is an estimate of a risk-adjusted rate giving consideration to rates for revolving debt with no fixed payments. As at June 30, 2017 the current and long-term portions of this obligation are $ nil and $13,816, respectively.

On September 13, 2014, the Company acquired certain patents and entered into a licensing agreement with the same counter-party. The obligation was based on the quarterly payment stream of $1,389 using a discount rate of 4.5%. The discount rate is an estimate of a risk-adjusted rate giving consideration to rates for secured term debt with fixed payments over a five-year term.  As at June 30, 2017 the current and long-term portions of this obligation are $5,362 and $1,378 respectively.

29

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The current and long-term portions of these obligations are reflected as follows:

	Gross	Unamortized Discount	Net Carrying Amount
As at June 30, 2017
Patent rights finance obligation, due June 18, 2023	$14,000	$(185)	$13,815
Patent finance obligation, due August 18, 2018	6,944	(202)	6,742
Long term portion	20,944	(387)	20,557
Current portion			(5,362)
			$15,195

	Gross	Unamortized Discount	Net Carrying Amount
As at December 31, 2016
Patent rights finance obligation, due June 18, 2023	$14,000	$(185)	$13,815
Patent finance obligation, due August 18, 2018	9,722	(390)	9,332
Long term portion	23,722	(575)	23,147
Current portion			(10,372)
			$12,775

Payments are expected to be as follows:

Principal repayments:
2017	$2,778
2018	4,166
2019	7,000
2020	7,000
$20,944

30

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2017	2016
Trade payables	$2,605	$913
Accrued compensation	4,130	6,099
Accrued litigation costs	687	151
Dividends	1,146	1,102
Success fee obligation - current portion	140	585
Accrued contingent partner payments & legal fees	1,053	4,077
Patent acquisition liability	-	1,000
Project losses	458	-
Accrued other	3,078	1,718
	$13,297	$15,645

13. BANK INDEBTEDNESS

The following bank indebtedness was acquired as a result of the acquisitions of IRD and VIZIYA, see Note 3 for details:

	June 30,	December 31,
As at	2017	2016
Revolving credit facility of $7.0 million authorized and secured by a general security agreement:
HSBC Bank Canada - Borrowing in Canadian dollars with interest at bank prime plus 1.5%	$3,542	$-
TD Canada Trust - Borrowing in Canadian dollars with interest at bank prime plus 2.0%	285	-
	$3,827	$-

The TD Canada Trust credit facility is a revolving credit facility in the amount of CDN $0.5 million with TD Canada Trust. The facility is secured by a general security agreement and bears interest at the Canadian prime rate plus 2.00%.

The HSBC Bank Canada credit facility may be borrowed by way of banker’s acceptances at prevailing market rates to a maximum of CDN $9.5 million or by way of U.S. dollar advances to a maximum of $7.0 million. Borrowings on this facility are restricted to the lesser of $7.0 million and the margin total on the following assets in Canada and the U.S., 90% of secured and government accounts receivable less than 120 days and 50% of inventory to a maximum of $2.3 million. As at June 30, 2017 approximately $3.5 million was available to be drawn.

The Company’s demand facility and long-term debt with HSBC Bank Canada are secured by a general security agreement on the assets of IRD held in Canada with a carrying value at June 30, 2017 of $28.1 million. In addition, IRD’s subsidiaries in the United States, Chile and India have provided corporate guarantees as security.

31

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

IRD is subject to covenants on its credit facility and long-term debt with HSBC Bank Canada as follows: current ratio greater than 1.2 to 1 (tested quarterly), debt to tangible net worth less than 2.5 to 1 (tested quarterly) and debt service coverage ratio greater than 1.25 to 1 (tested annually) based on IRD’s financial results. At June 30, 2017, IRD is in compliance with these covenants.

IRD’s Chilean subsidiary also maintains a secured line of credit to support performance guarantees required for selected projects. As at June 30, 2017 the dollar value of these performance guarantees totaled $237. IRD has also provided a guarantee, proportionate to its shareholding in XPCT, in the amount of 7.5 million yuan or $1.1 million for 50% of a bank loan to the joint venture.

The Company also has a revolving credit facility available in the amount of CDN$8 million or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2 million for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank’s Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over the Company’s cash and cash equivalents, accounts receivable and present and future personal property. As at and during the three and six months ended June 30, 2017, the Company had no borrowings under this facility (2016 –nil).

14. LONG-TERM DEBT

The following long-term debt was acquired as a result of the acquisitions of IRD and VIZIYA, see Note 3 for details:

	June 30,	December 31,
As at	2017	2016
HSBC Bank Canada term loan, repayable in quarterly installments of $32,143 with interest at bank prime plus 0.5%.
Due September 30, 2021	$421	$-
Less current portion	99	-
	322	-
Finance Lease	61	-
	$383	$-

The HSBC Bank Canada term loan is secured by a general security agreement on the assets of IRD in Canada and is guaranteed by Export Development Canada (“EDC”). As described in Note 13, the Company is in compliance with the covenants under the terms of its credit facilities with HSBC Bank Canada.

32

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

15. SHARE CAPITAL

a)   Authorized

Unlimited number of common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b)   Issued and Outstanding

The issued and outstanding common shares of Quarterhill, along with equity instruments convertible into common shares, are as follows:

	June 30,	December31,
As at	2017	2016
Common shares	118,627,249	118,572,181
Securities convertible into common shares
Stock options	5,987,893	5,985,454
Deferred stock units (DSUs)	206,508	197,367
	124,821,650	124,755,002

As at June 30, 2017, no preferred shares or special preferred shares were issued or outstanding (December 31, 2016 – nil).

c)   Common Shares

	Number	Amount
December 31, 2015	120,842,448	$427,781

Issued on exercise of stock options	4,333	11
Transfer from additional paid-in capital on exercise of options	-	6
Issued on sale of shares under Employee Share Purchase Plan	38,900	35
Conversion of DSUs to common shares	53,300	116
Repurchased under normal course issuer bid	(1,770,300)	(6,274)
June 30, 2016	119,168,681	$421,675

December 31, 2016	118,572,181	$419,485

Issued as purchase consideration in Viziya acquisition	405,268	662
Issued on sale of shares under Employee Share Purchase Plan	29,500	33
Conversion of deferred stock units to common shares
Repurchased under normal course issuer bid	(379,700)	(1,342)
June 30, 2017	118,627,249	$418,838

33

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company paid quarterly cash dividends as follows:

	2017				2016
		Per Share		Total		Per Share		Total
1st Quarter	Cdn	$0.0125	US	$1,129	Cdn	$0.0125	US	$1,091
2nd Quarter		0.0125		1,099		0.0125		1,151
	Cdn	$0.0250	US	2,228	Cdn	$0.0250	US	$2,242

The Company declared quarterly dividends as follows:

	2017		2016
1st Quarter	Cdn	$0.0125	Cdn	$0.0125
2nd Quarter	Cdn	$0.0125	Cdn	$0.0125

On February 10, 2016, the Company received regulatory approval to make a normal course issuer bid (the “2016 NCIB”) through the facilities of the TSX. Under the 2016 NCIB, the Company is permitted to purchase up to 11,762,446 common shares. The NCIB commenced on February 12, 2016 and expired on February 11, 2017. The Company repurchased 1,770,300 common shares under the 2016 NCIB during the six months ended June 30, 2016, for a total cost of $3,123.

On February 10, 2017, the Company received regulatory approval to make a normal course issuer bid (the “2017 NCIB”) through the facilities of the TSX. Under the 2017 NCIB, the Company is permitted to purchase up to 4,000,000 common shares. The NCIB commenced on February 13, 2017 and will be completed on or before February 12, 2018. The Company repurchased 379,700 common shares under the 2017 NCIB during the six months ended June 30, 2017, for a total cost of $552.

The Company records share repurchases as a reduction to shareholders’ equity. A portion of the purchase price of the repurchased shares is recorded as a decrease to additional paid-in capital when the price of the shares repurchased exceeds the average original price per share received from the issuance of Common Stock or an increase to additional paid-in capital when the prices of the shares repurchased is less than the average original price per share received from the issuance of Common Stock. During the three and six months ended June 30, 2017, the cumulative price of the shares repurchased was less than the proceeds received from the issuance of the same number of shares. For the three and six months ended June 30, 2017, $790 and $790 was recorded as an increase to additional paid-in capital respectively. During the three and six months ended June 30, 2016, the cumulative price of the shares repurchased was less than the proceeds received from the issuance of the same number of shares. For the three and six months ended June 30, 2016, $353 and $3,149 was recorded as an increase to additional paid-in capital respectively.

d)   Stock-Based Compensation

Quarterhill maintains an Option Plan, a Deferred Stock Unit (“DSU”) Plan, an Employee Stock Purchase Plan (“ESPP”) and a Restricted Share Unit (“RSU”) Plan for its directors, employees and consultants. The current RSU Plan calls for settlement only in cash. The Option Plan, the DSU Plan and the ESPP are considered “security based compensation arrangements” for the purposes of the TSX. The Company is authorized to issue up to an aggregate of 10% of its outstanding common shares under these “security based compensation arrangements”, with the common shares authorized for issuance under the DSU Plan limited to 430,000 and under the ESPP limited to 800,000. The options vest at various times ranging

34

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

from immediate vesting on grant to vesting over a three to four year period. Options generally have a six year life.

During the six months ended June 30, 2017, the company granted two sets of performance-based options with grant date at fair value of CDN $1.060 and CDN $1.0175, respectively. These performance-based options will vest, if at all, over a three year period. Each tranche of options will vest if at any time after the first, second and third years, certain specified share price targets are achieved for a period of at least 30 consecutive days.

The Company estimates the fair value of the performance based options using a Monte Carlo simulation model. The following assumptions were used during the six months ended June 30:

		May Grant	June Grant
Number of options granted		1,498,982	650,000
Stock price	CDN	$2.11	$1.90
Implied volatility		55%	60%
Risk free rate		1.43%	1.40%

e)   Per Share Amounts

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	June 30,	December31,
As at	2017	2016
Basic weighted average common shares outstanding	118,579,684	119,768,540
Effect of options	-	-
Diluted weighted average common shares outstanding	118,579,684	119,768,540

For the three and six months ended June 30, 2017, the effect of stock options totaling 5,372,242 and 5,987,893 were anti-dilutive (three and six months ended June 30, 2016 – 7,045,654 and 6,937,321, respectively).

16.  COMMITMENTS AND CONTINGENCIES

a)   Operating Lease

The Company has lease agreements for office space and equipment with terms extending to 2023. The aggregate minimum annual lease payments under these agreements are as follows:

Amount
Balance of 2017	$603
2018	1,121
2019	1,053
2020	921
2021	895
2022	817
2023 and thereafter	499
$5,909

35

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

b)   Contingent Considerations

In connection with the acquisition of VIZIYA on May 4, 2017, the Company has agreed to future additional payments to the former owners of VIZIYA, based on future earnings targets (as defined in the purchase agreements) generated as a result of operations of VIZIYA. An estimated fair value of the contingent consideration is determined at $6,450 using the most recent information as at May 4, 2017. The estimate has been calculated using the Monte Carlo simulations model. Changes made to the estimated fair value of contingent consideration in future periods will be included in special charges in the consolidated statements of operations.

17. TAXES

The reconciliation of the expected provision for income tax expense to the actual provision for income tax expense reported in the condensed consolidated interim statements of operations for the quarters ended June 30, 2017 is as follows:

	June 30,	December31,
As at	2017	2016
Income (loss) before income taxes	$(9,678)	$7,102
Expected income tax expense at Canadian statutory income tax rate of 26.5% (2016 - 26.5%)	(2,564)	1,881
Permanent differences	(224)	51
Foreign withholding taxes paid	262	1,902
Foreign rate differential	(350)	(563)
Change in valuation allowance	(3,150)	2,214
Other	(32)	(151)
Income tax expense (recovery)	$(6,058)	$5,334

	June 30,	December31,
As at	2017	2016
Income (loss) from continuing operations before income taxes:
Canadian	(918)	12,663
Foreign	(8,760)	(5,561)

Current income tax expense
Canadian	1,366	1,925
Foreign	209	1,935

Deferred income tax expense (recovery)
Canadian	(7,675)	1,474
Foreign	42	-

36

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	June 30,	December31,
As at	2017	2016
Deferred tax assets
Difference between tax and book value of capital and intangible assets	$5,351	$306
Investments	227	-
Tax loss carryforwards	25,146	24,096
Difference between tax and book value of loan receivable	5	14
Accrued liabilities and reserves	283	489
Scientific research and experimental development ("SR&ED") carryforwards	5,552	5,051
Investment tax credits	4,759	4,151
Unrealized foreign exchange loss	382	-
Other	12	-
Deferred tax assets, gross	41,717	34,107
Valuation allowance	(18,421)	(19,308)
Deferred tax assets, net	23,296	14,799
Deferred tax liabilities
Difference between tax and book value of capital and intangible assets	(9,726)	-
Difference between tax and book value of patent finance obligations	(103)	(153)
Deferred tax liabilities	(9,829)	(153)
Total deferred tax assets, net	$13,467	$14,646

Management has assigned probabilities to the Company’s expected future taxable income based on significant risk factors, sensitivity analysis and timing of non-capital tax losses. The amount of the deferred income tax asset considered realizable could change materially in the near term, based on future taxable income during the carryforward period. The valuation allowance consists of $2,709 in Canada, $14,059 in the U.S. and $1,654 in other jurisdictions.

37

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

As at June 30, 2017, the Company had unused non-capital tax losses of approximately $83,150 (2016 - $71,999) that are due to expire as follows:

Expiry	SRED pool	Canadian tax losses	US tax losses	Other jurisdictions	Consolidated tax losses
2019	$-	$-	$-	$69	$69
2020	-	-	-	2,696	2,696
2021	-	-	-	290	290
2022	-	-	-	338	338
2023	-	-	-	33	33
2024	-	-	-	264	264
2025	-	-	-	224	224
2026	-	-	-	-	-
2027	-	-	-	-	-
2028	-	-	-	-	-
2029	-	-	-	-	-
2030	-	1,146	-	-	1,146
2031	-	2,442	601	-	3,043
2032	-	5,213	2,084	-	7,296
2033	-	30,139	4,902	-	35,041
2034	-	4,019	7,629	-	11,648
2035	-	1,889	4,397	-	6,286
2036	-	1,679	357	-	2,036
2037	-	909	9,148	2,683	12,740
Indefinite	19,599	-	-	-	-
	$19,599	$47,436	$29,118	$6,597	$83,150

The Company also has investment tax credits of $6,552 that expire in various amounts from 2017 to 2032. Investment tax credits, which are earned as a result of qualifying SR&ED expenditures, are recognized and applied to reduce income tax expense in the year in which the expenditures are made and their realization is reasonably assured.

The Company had no uncertain income tax positions for the quarter ended June 30, 2017

19.  SEGMENT REPORTING

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the chief operating decision maker (“CODM”) for making decisions and assessing performance as a source of the Company’s reportable operating segments. During the six months ended June 30, 2017, the Company acquired two new businesses and, as a result, the CODM, who is the Interim Chief Executive Officer of the Company, began making decisions and assessing the performance of the Company using three operating segments comprised of these reporting units, whereas the Company was previously a single operating segment.

Technology – The Technology segment includes companies that count technology licensing as their principal business activity. Current patent portfolios held by this segment include patents relating to 3D television technologies, automotive headlight assemblies, phased loop semiconductor technology,

38

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, intelligent personal assistant technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies.

Mobility – The Mobility segment includes companies providing systems and services focused on the interconnection of devices for mobile applications. The first investment in this segment is IRD, one of the world’s leading providers of integrated systems and solutions for the global ITS industry. The ITS industry is focused on improving the mobility, enhancing the safety, increasing the efficiency and reducing the environmental impact of highway and roadway transportation systems. IRD has a network of direct and independent operations and relationships in strategic geographic regions to identify and pursue ITS opportunities around the world.

Factory – The Company considers businesses focused on operations optimization, predictive maintenance, inventory optimization and health and safety in production environments as operating in a “factory” environment and classifies its related investments in the Factory segment. The Company’s first investment in this segment is VIZIYA based in Hamilton, Canada, a software company providing Enterprise Asset Management (“EAM”) software solutions to asset intensive industries worldwide through its presence in Australia, Europe, the Middle East and South Africa. VIZIYA has created software solutions that enhance each step of a customer’s work management process, to help customers measure the results of their initiatives, particularly focused on asset criticality, urgency, and compliance to ensure customers implement their asset strategies.

Segment revenues and profitability for the six months ended June 30, 2017 are as follows. The eliminations include inter-segment eliminations, including management fees and other fees.

	For the six months ended June 30, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$19,626	$4,648	$1,915	$-	$26,189
Cost of revenues (excluding depreciation and amortization)	13,762	2,752	401	-	16,915
	5,864	1,896	1,514	-	9,274
Selling, general and administrative	4,174	972	876	594	6,616
Research and development	-	308	360	-	668
Depreciation of property, plant and equipment (Note 8)	179	48	34	-	261
Amortization of intangibles (Note 9)	10,624	236	471	-	11,331
Special charges	-	-	-	1,294	1,294
Results from operations	(9,113)	332	(227)	(1,888)	(10,896)
Finance income	(391)	-	-	(61)	(452)
Finance expense	-	11	3	-	14
Foreign exchange loss (gain)	(385)	286	41	(653)	(711)
Other expense (income)	-	(69)	-	-	(69)
Income before taxes	(8,337)	104	(271)	(1,174)	(9,678)
Current income tax expense (recovery)	1,434	101	39	-	1,574
Deferred income tax expense (recovery)	(2,500)	(62)	(194)	(4,876)	(7,632)
Income tax expense (recovery)	(1,066)	39	(155)	(4,876)	(6,058)
Net income (loss)	$(7,271)	$65	$(116)	$3,702	$(3,620)

39

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Segment revenues and profitability for the six months ended June 30, 2016 are as follows. The Company was previously a single operating segment.

For the six months ended,
June 30, 2016
Revenues	$46,121
Cost of revenues (excluding depreciation and amortization)	14,263
31,858
Selling, general and administrative	5,186
Depreciation of property, plant and equipment (Note 8)	213
Amortization of intangibles (Note 9)	19,872
Results from operations	6,587
Finance income	(238)
Foreign exchange loss (gain)	(277)
Income before taxes	7,102
Current income tax expense (recovery)	3,860
Deferred income tax expense (recovery)	1,474
Income tax expense (recovery)	5,334
Net income (loss)	$1,768

Segment revenues and profitability for the three months ended June 30, 2017 are as follows. The eliminations include inter-segment eliminations, including management fees and other fees.

	For the three months ended June 30, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$12,048	$4,648	$1,915	$-	$18,611
Cost of revenues (excluding depreciation and amortization)	6,368	2,752	401	-	9,521
	5,680	1,896	1,514	-	9,090
Selling, general and administrative	1,772	972	876	594	4,214
Research and development	-	308	360	-	668
Depreciation of property, plant and equipment (Note 8)	88	48	34	-	170
Amortization of intangibles (Note 9)	5,321	236	471	-	6,028
Special charges	-	-	-	1,294	1,294
Results from operations	(1,501)	332	(227)	(1,888)	(3,284)
Finance income	(173)	-	-	(61)	(234)
Finance expense	-	11	3	-	14
Foreign exchange loss (gain)	(100)	286	41	(653)	(426)
Other expense (income)	-	(69)	-	-	(69)
Income before taxes	(1,228)	104	(271)	(1,174)	(2,569)
Current income tax expense (recovery)	691	101	39	-	831
Deferred income tax expense (recovery)	(1,877)	(62)	(194)	(4,876)	(7,009)
Income tax expense (recovery)	(1,186)	39	(155)	(4,876)	(6,178)
Net income (loss)	$(42)	$65	$(116)	$3,702	$3,609

40

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Segment revenues and profitability for the three months ended June 30, 2016 are as follows. The Company was previously a single operating segment.

For the three months ended,
June 30, 2016
Revenues	$15,961
Cost of revenues (excluding depreciation and amortization)	6,293
9,668
Selling, general and administrative	2,646
Depreciation of property, plant and equipment (Note 8)	106
Amortization of intangibles (Note 9)	9,850
Results from operations	(2,934)
Finance income	(120)
Foreign exchange loss (gain)	(114)
Income before taxes	(2,700)
Current income tax expense (recovery)	837
Deferred income tax expense (recovery)	(385)
Income tax expense (recovery)	452
Net income (loss)	$(3,152)

Segment assets as at June 30, 2017 and December 31, 2016 are as follows:

As at	June 30, 2017	December 31, 2016
Technology	$151,915	$268,337
Mobility	69,025	-
Factory	33,325	-
Total segment assets	254,265	268,337
Total corporate assets	46,466	14,646
Total assets	$300,731	$282,983

Revenue by Service

	Three months ended, June 30, 2017	Three months ended, June 30, 2016	Six months ended, June 30, 2017	Six months ended, June 30, 2016
License	$12,842	$15,961	$20,420	$46,121
Systems	3,067	-	3,067	-
Services	714	-	714	-
Recurring	1,988	-	1,988	-
Total Revenue	$18,611	$15,961	$26,189	$46,121

41

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Geographic Information

United Kingdom and Sweden represent the revenues in the continent of Europe. China, Hong Kong, Japan, Korea, Singapore and Taiwan represent the revenues in the continent of Asia.

	Three months ended, June 30, 2017	Three months ended, June 30, 2016	Six months ended, June 30, 2017	Six months ended, June 30, 2016
Revenues
United States	$13,523	$8,022	$15,198	$15,677
Canada	243	3	243	7
Europe	501	776	1,408	1,914
India	18	-	18	-
Mexico	17	-	17	-
Chile	321	-	321	-
Asia	3,622	7,149	8,609	23,500
Cayman Islands	-	-	-	5,000
Rest of the world	366	11	375	23
Total Revenue	$18,611	$15,961	$26,189	$46,121

As at	June 30, 2017	December 31, 2016
Non-current assets
United States	$39,130	$41,146
Canada	183,842	110,714
Europe	-	-
India	-	-
Mexico	1	-
Chile	199	-
Asia	-	-
Rest of the world	-	-
Total non-current assets	$223,172	$151,860

Major Customers

A major customer is defined as an external customer whose transactions with the Company amount to 10% or more of the Company’s annual revenues. During the six months ended June 30, 2017, there were three major customers identified (2016: none).

20.  FINANCIAL RISK MANAGEMENT

Credit Risk

Credit risk is the risk of financial loss to the Company if a licensee or counter-party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, loan receivable, and foreign exchange forward contracts.

42

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company’s cash and cash equivalents, and short-term investments consist primarily of deposit investments that are held only with Canadian chartered banks. Management does not expect any counter-parties to fail to meet their obligations.

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

The Company’s exposure to credit risk with its accounts receivable from customers are influenced mainly by the individual characteristics of each customer. The Company’s customers are for the most part, large multinational companies or government organizations which do not have a history of non-payment. Credit risk from accounts receivable encompasses the default risk of the Company’s customers. Prior to entering into transactions with new customers the Company assesses the risk of default associated with the particular customer. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue. The Company has had no significant bad debts for any periods presented.

Three customers individually accounted for 20.1%, 19.1% and 10.6%, respectively of revenues for the six months ended June 30, 2017 (for the six months ended June 30, 2016 – three customers individually accounted for 20.6%, 13.7% and 11.4%, respectively). Management does not believe that there is significant credit risk arising from any of the Company’s customers for which revenue has been recognized. However, should one of the Company’s major customers be unable to settle amounts due, there would be an impact on the results of the Company. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At June 30, 2017, no customer individually accounted for more than 10% of the account receivable balance outstanding.

The following table provides an aging analysis of trade accounts receivable. The age of an invoice does not necessarily indicate an account is past due as many contracts for system revenue require the successful completion of system testing and acceptance.

	June 30,	December31,
As at	2017	2016
Current	$8,048	$20,311
1 - 30 days	1,569	19
31 - 60 days	1,062	7
61 - 90 days	438	-
91 days and over	2,022	158
Less allowance for doubtful accounts	(138)	(138)
	$13,001	$20,357

None of the amounts outstanding have been challenged by the respective counterparties and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being

43

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

past due, contact is made with the respective Company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At June 30, 2017, the Company had a provision for doubtful accounts of 138 (December 31, 2016 - $138) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At June 30, 2017, the Company had cash and cash equivalents and short-term investments of $45,509, accounts receivable of $13,001 and various credit facilities as outlined in note 13 available to meet its obligations. In addition, EDC has provided a guarantee to IRD’s additional credit facility of $2 million for the support of performance guarantees provided by IRD’s subsidiaries. At June 30, 2017 performance guarantees totaling $67 were outstanding under this credit facility.

Market Risk

Market risk is the risk to the Company that the fair value of future cash flows from its financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

Interest Rate Risk

The financial instruments that expose the Company to interest rate risk are its cash and cash equivalents, short-term investments, bank indebtedness and long term debt. The Company’s objectives of managing its cash and cash equivalents and short-term investments are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company’s banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, the Company only places investments with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice. A one percent increase/decrease in interest rates would not have resulted in a material increase/ decrease in interest income/ expense during three and six months ended June 30, 2017.

Currency Risk

A portion of Quarterhill’s revenues and operating expenses are denominated in Canadian dollars, Indian rupee, Chilean peso, Mexican peso and Chinese Yuan. Because the Company reports its results of operations in U.S. dollars, Quarterhill’s operating results are subject to changes in the exchange rate of the foreign currencies (primarily Canadian dollar) relative to the U.S. dollar. Any decrease in the value of the Canadian dollar relative to the U.S. dollar has an unfavorable impact on Canadian dollar denominated revenues and a favorable impact on Canadian dollar denominated operating expenses. Approximately 8% of the Company’s cash and cash equivalents and short-term investments are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the U.S. dollar.

44

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The following table illustrates the Company’s exposure to exchange risk and the pre-tax effects on earnings and other comprehensive income (OCI) of a 5% decrease in the U.S. dollar in comparison to other relevant foreign currency. This analysis assumes all other variables remain constant.

	Foreign Currency Exposure	Foreign Currency exchange risk 5% decrease in USD
	30-Jun-17	Income	OCI
Net asset:
Canadian dollar	(6,491)	-	(326)
Indian rupee	1,235	9	53
Mexican Peso	36	-	2
Chilean peso	364	-	18
Chinese Yuan	6,819	-	341

The Company may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into foreign exchange forward contracts and engaging in other hedging strategies. To the extent that Quarterhill engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

The Company’s objective in obtaining foreign exchange forward contracts is to manage its risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars. The Company does not use foreign exchange forward contracts for speculative or trading purposes.

21.  SUBSEQUENT EVENT

On July 18, 2017, the Company acquired all the issued and outstanding shares of iCOMS Detections S.A. (“iCOMS”) for cash of $1.1 million or €1.0 million. iCOMS is located in Brussels, Belgium and specializes in the design and manufacture of radar microwave detectors and equipment for the ITS market. The acquired entity will be integrated into the Company’s wholly-owned subsidiary, IRD.

45